SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE TO
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
                     of the Securities Exchange Act of 1934


                             TRANS-LUX CORPORATION
              ____________________________________________________
                      (Name of Subject Company (Issuer))

                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Filing Person (Offeror))

                  7 1/2% Convertible Subordinated Notes due 2006
              ____________________________________________________
                         (Title of Class of Securities)

                                  893247 AD 8
              ____________________________________________________
                     (CUSIP Number of Class of Securities)

                                Angela D.  Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                              110 Richards Avenue
                             Norwalk CT 06856-5090
                                 (203) 853-4321

              ____________________________________________________
                 (Name, address and telephone number of person authorized to
              Receive Notices and communications on behalf of the filing person)


                                    Copy to:

                              Gerald Gordon, Esq.
                       Weisman Celler Spett & Modlin, P.C.
                                 445 Park Avenue
                            New York, New York 10022
                                 (212) 371-5400

                           Calculation of filing fee


     TRANSACTION VALUATION              $12,309,000

     AMOUNT OF FILING FEE                   $ 1,317.06

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $12,309,000 principal amount of Trans-Lux Corporation ("Trans-Lux") 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("the 8 1/4% Notes") for all outstanding $12,309,000 principal amount of Trans-Lux 7 1/2% Convertible Subordinated Notes due 2006 ("the 7 1/2% Notes"). The amount is based upon the maximum principal amount of Trans-Lux 8 1/4% Notes to be issued in exchange.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount previously paid:  ---------------
         Filing party:  -------------------------
         Form or registration No.:  -------------
         Date filed:  ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[X] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Schedule TO relates to the offer by Trans-Lux Corporation, a
Delaware corporation ("Trans- Lux"), to exchange (the "Exchange Offer") up to $12,309,000 principal amount of Trans-Lux 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "8 1/4% Notes") for currently outstanding $12,309,000 principal amount of Trans-Lux 7 1/2% Convertible Subordinated Notes due 2006 (the "7 1/2% Notes"), at the exchange rate of $1,000 principal amount of 8 1/4% Notes for each $1,000 principal amount of 7 1/2% Notes tendered. Subject to the terms and conditions of the Exchange Offer, Trans-Lux will issue up to $12,309,000 principal amount of 8 1/4% Notes in exchange for up to $12,309,000 principal amount of 7 1/2% Notes to the extent such 7 1/2% Notes are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. Trans-Lux reserves the right to extend or terminate the Exchange Offer, if the conditions set forth in the section of the Offering Circular (as defined below) entitled "The Exchange Offer-Conditions of the Exchange Offer" are not satisfied, and to otherwise amend the Exchange Offer in any respect. The Exchange Offer is open to all holders of the 7 1/2% Notes, and is subject to customary conditions. The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular, dated February 6, 2006, (the "Offering Circular") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Trans-Lux reserves the right to waive any and all conditions to the Exchange Offer. The Offering Circular and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

         All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below. This Schedule TO is combined with Schedule 13E-3 since the transaction might be deemed a

         "going private" transaction. Where items under Schedule 13E-3 are not part of Schedule TO, they are listed at the end of this Schedule. Where the same item is covered by both schedules, the Schedule 13E-3 reference is below the Schedule TO reference. Items 1-6 are numbered the same in both schedules.


ITEM 1.  SUMMARY TERM SHEET

         The information set forth in the Offering Circular under the titles "Summary Term Sheet" and "Terms of the Exchange Offer" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION

         (a) The issuer of the securities subject to the Exchange Offer is Trans-Lux Corporation, a Delaware corporation. Trans-Lux executive offices are located at 110 Richards Avenue, Norwalk, Connecticut 06856-5090. Trans-Lux telephone number is (203) 853-4321.

         (b) The subject security is Trans-Lux's 7 1/2% Notes. As of September 30, 2005, $12,309,000 principal amount of 7 1/2% Notes were issued and outstanding.

         (c) The 7 1/2% Notes are listed on the American Stock Exchange under the symbol "TLX.C". The 8 1/4% Notes are listed on the American Stock Exchange under the symbol "TLX.D". The information set forth in the Offering Circular under the title "Price Range of 8 1/4% Notes, 7 1/2% Notes and Common Stock and Dividends on Common Stock" is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Trans-Lux is the filing person and subject company. The business address and telephone number of Trans-Lux are set forth under Item 2(a) of this Schedule TO.

         Information as to the directors and/or executive officers of Trans-Lux is incorporated herein by reference from the Offering Circular under the title "Directors and Executive Officers of the Company:


ITEM 4.  TERMS OF THE TRANSACTION

         (a) The information set forth in the sections of the Offering Circular entitled "Summary Term Sheet," "Terms of the Exchange Offer," "Summary Historical and Pro Forma Financial Information- Summary Consolidated Financial Data," "The Exchange Offer," "Tax Consequences," "Description of 8 1/4% Notes," "Description of 7 1/2% Notes" and "Description of Capital Stock" is incorporated herein by reference.

         (b) Trans-Lux has been advised that directors holding an aggregate of $40,000 of 7 1/2% Notes intend to tender their 7 1/2% Notes in the Exchange Offer.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The information set forth in the Section of the Offering Circular entitled "Other Agreements between the Company and Its Security Holders" is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) The information set forth in the section of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer" is incorporated herein by reference.

         (b) The 7 1/2% Notes acquired pursuant to the Exchange Offer will be cancelled.

         (c)(1) None

         (c)(2) None

         (c)(3) The information set forth in the sections of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer," "Terms of the Exchange Offer," "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "Description of 8 1/4% Notes," "Description of 7 1/2% Notes," and "Description of Capital Stock" is incorporated herein by reference.

         (c)(4) None

         (c)(5) None

         (c)(6) and (7) The 7 1/2% Notes can be delisted from the American Stock Exchange if less than $5,000,000 principal amount remain outstanding after expiration of the Exchange Offer.

         (c)(8) None

         (c)(9) None

         (c)(10) None

         (d) These are no negotiations involving the Exchange Offer and any third party or any of the items covered by Item 6(c).


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(Item 10 Schedule 13E-3)

         (a) No cash is required in order to complete the proposed Exchange
Offer.

         (b) Not applicable.

         (c) The following expenses are estimated to be incurred in connection with the transaction:

             (1) SEC filing fee               $  1317.06

             (2) Printing                       5,000

             (3) Legal                         35,000

             (4) Accounting                    10,000

             (5) Exchange Agent / Trustee       3,500

             (6) Miscellaneous                  2,000

             (d) Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(Item 11 Schedule 13E-3)

         (a) Information in the Offering Circular in the section entitled "Interest in Securities of Trans-Lux Corporation" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(Item 14 Schedule 13E-3)

         (a) The information set forth in the sections of the Offering Circular entitled "The Exchange Offer," is incorporated herein by reference.


ITEM 10.  FINANCIAL STATEMENTS
(Item 13 Schedule 13E-3)

         (a), (b) The information set forth in the sections of the Offering Circular entitled "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "Ratio of Earnings to Fixed Charges," and the financial statements and information contained in the reports set forth in the section of the Offering Circular entitled "Incorporation of Documents by Reference" are incorporated herein by reference.


ITEM 11. ADDITIONAL INFORMATION.
(Item 15 Schedule 13E-3)

         (a) There are no agreements between, Trans-Lux and any of its executive officers, directors, controlling persons or subsidiaries relating to the Exchange Offer. The applicable legal requirements are the filing of this Schedule TO and required amendments.

        (b) Trans-Lux believes the Offering Circular contains all such information as may be necessary to make all required statements in the light of the circumstances under which they are made, not materially misleading.


ITEM 12. EXHIBITS.
(Item 16 Schedule 13E-3)

         (a)(1)(A) Offering Circular dated February 6, 2006 filed herewith.
         (a)(1)(B) Letter of Transmittal filed herewith.
         (a)(1)(C) Notice of Guaranteed Delivery filed herewith.
         (a)(1)(D) Letter to Broker-Dealers filed herewith.
         (a)(1)(E) Letter to Clients filed herewith.
         (a)(5)(A) Press Release dated February 6, 2006 filed herewith.
         (a)(5)(B) Letter to 7 1/2% Noteholders of the Company filed herewith.
         (b) Not applicable.
         (c) None.
         (d)(1) Indenture governing the 8 1/4% Notes (form of said indenture is incorporated by reference to Exhibit 12(d)(1) of Schedule TO dated March 3, 2004.
         (d)(2) Form of employee stock option agreement (incorporated by reference to Proxy Statement dated April 7, 2000).
         (d)(3) Form of non-employee director stock option agreement (incorporated by reference to Exhibit 10.4(a) of Form 10-K for the year ended December 31, 1999).
         (d)(4) Indenture governing the 7 1/2% Notes (form of said indenture is incorporated by reference to Exhibit 4.2 of Registration No.333-15481).
         (d)(5) Indenture governing Trans-Lux 9 1/2% Subordinated Debentures due 2012 (form of said indenture is incorporated by reference to Exhibit 6 of Schedule 13E-4 Amendment No. 2 dated December 23,
                1994).
         (f) Not applicable.
         (g) Not applicable.

         (h) Not applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
      (Schedule 13E-3)

               (a) (c) For the purposes of and reasons for the Exchange Offer the information set forth in the section of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer" is incorporated herein by reference.

               (b) Trans-Lux considered alternatively a public offering of securities to redeem the 7 1/2% Notes, but determined the timing for such an offer was not feasible at this time (Trans-Lux did not consider an alternative means to accomplish the stated purpose).

               (c) For the effects of the Exchange Offer on Trans-Lux, the information set forth in the sections of the Offering Circular entitled "Summary Term Sheet-What are the United States Federal Income Tax Consequences to me if I Participate in the Exchange Offer?" and "The Exchange Offer-Subsequent Trading in Securities Exchanged" are incorporated herein by reference.


      ITEM 8.  FAIRNESS OF THE TRANSACTION
      (Schedule 13E-3)

               (a) Fairness
               (b) Factors considered in determining fairness
               (c) Approval of Security Holders
               (e) Approval of directors
               (f) Other offers

               The section of the Offering Circular entitled "Summary Term Sheet-Does the Board of Directors Believe the Exchange Offer is Fair to Unaffiliated Security Holders?" is incorporated herein by reference.

               (d) Unaffiliated Representative

               The Board of Directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders.


      ITEM 12.  THE SOLICITATION OR RECOMMENDATION

      Intent to Tender

               As set forth on the front page of the Offering Circular and elsewhere, directors who own an aggregate of $40,000 of the 7 1/2% Notes have indicated they will tender their 7 1/2% Notes.

      Recommendation

               Reference is made to the Section of Offering Circular entitled "Summary Term Sheet- What Does the Trans-Lux Board of Directors Think of the Exchange Offer?" which states the Board of Directors is not making any recommendation regarding whether Old Noteholders should tender.


                                                                     SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       By:  /s/ ANGELA D.TOPPI
                                       ------------------------------------
                                       Angela D.  Toppi
                                       Executive Vice President and Secretary
Date:  February 6, 2006